SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

CAROL SHARKEY APPOINTED RYANAIR CHIEF RISK OFFICER

Ryanair, Europe's No 1 airline, today (30 May) announced the appointment of Carol Sharkey as the airline's Chief Risk Officer, joining its senior management team. Carol, who is currently Ryanair's Director of Safety and Security, will assume responsibility for all of Ryanair's operational risk assessment and will report directly to the CEO. She has worked at Ryanair since 1995 having previously held roles in inflight, flight operations and in recent years has overseen the flight safety department.

Ryanair's Michael O'Leary said:

"I am pleased to announce the  promotion of Carol Sharkey to the role of Chief Risk Officer and welcome her to the senior management team. Carol has an encyclopedic knowledge of our business and how we deliver controlled growth safely, and her expertise particularly in the area of operations and safety will ensure she plays a key role in our future growth to some 600 aircraft and over 200m customers p.a."

Ryanair's Chief Risk Officer, Carol Sharkey said:

"I am very happy to join the senior management team. It's an exciting time for Ryanair as we continue to  grow and expand our operations across Europe and I look forward to working with all of the team and the Board to maintain and develop Ryanair's industry leading safety record."

ENDS
For further information
please contact:                       Robin Kiely                                           Piaras Kelly
                                                Ryanair Ltd                                           Edelman Ireland
                                                Tel: +353-1-9451949                           Tel: +353-1-6789 333
                                                press@ryanair.com                              ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30 May, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary